THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

04036490

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN DEPOSITARY RECEIPTS

Date: August 20, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

RECEIVED
2004 AUG 25 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Gum Trading House Exemption No.: 82-4132

To Whom It May Concern:

In connection with Gum Trading House's exemption, pursuant to rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b), please find enclosed additional information.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-2922 for the ordinary share ADR program, which was declared effective by the SEC on June 7, 1996.

Please, do not hesitate to contact Tatyana Vesselovskaya directly at The Bank of New York (212) 815-5133 if you have any questions.

Sincerely,

Angel E. Milanes, Jr.

PROCESSED

AUG 27 2004

12g 3-2(b)# 82-412
F-6 # 333-2922
(06071)

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"

Красная площадь, 3, Москва, 109012
тел. 921-5763, факс 975-2581

JOINT - STOCK COMPANY
"GUM TRADING HOUSE"

Red Square, 3, Moscow, 109012
tel. 921-5763, fax 975-2581

RECEIVED
2004 AUG 25 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

ИСХ № 1008
09 ИЮЛ 2004
ОАО "ТД ГУМ"

To the shareholder of JSC "GUM Trading House"

The GUM Board of directors' meeting in the format of absentee vote was held on June 22, 2004 with the agenda:
The acquisition cost definition of the company shares, terms of payment, dates for share acquisition procedure, and the order of filing applications for share selling".

The resolution of the Board of directors has specified as follows:

-quantity – not exceeding 6000000 shares
-category of shares: common nominal uncertified shares of the 4th issue;
-acquisition cost: 49 rubles 16 kopecks per share;
-terms of payment: bank transfer in RF rubles to the seller's account;
- dates of payment: within 12 months after surrender of ownership to JSC "GUM Trading House" based upon the concluded sale-purchase agreement. The agreement is made in 30 days at the latest before the deadline for reception of applications. On behalf of the buyer on the GUM errand the sale-purchase agreement is signed by ZAO "Investment Company Delovye Uslugi"(109012 Moscow, Red Square, 3 line 1, entresol above the 2-nd floor) from August 1 till September 1 2004 Monday through Friday from 10-00 till 17-00, break 13-14.
In the event the total number of the shares covering the received applications has exceeded 6000000 common uncertified shares of JSC "GUM Trading House", shares must be acquired from shareholders in proportion to the number applied for.
-dates for reception of applications (shares' acquisition): 1 month
(from August 1 till September 1, 2004);
- order for applications: applications are made in two copies in writing on justifying shares' ownership (statement from shareholders register made on the date of application supply), signed by shareholder or by proxy with presentation of a passport or other ID paper - for persons, and a power of attorney - for legal entities.
- place and dates for delivering applications:
109012 Moscow, Red Square 3, line 1,
entresol above the 2-nd floor, ZAO "Registronics",
August 1 – September 1, 2004
Monday through Friday, 10.00-17.00, break 13-14;
-the shareholders of JSC "GUM Trading House" must be informed of the acquisition decision by mailing of registered letters before June 30, 2004. The circulation of the decision is made in accordance with the shareholders' record as of June 22, 2004.

Board of directors
JSC "GUM Trading House"

открытое акционерное общество
"ТОРГОВЫЙ ДОМ ГУМ"

109012, Москва, Красная площадь, 3
тел. 921-5763, факс 975-2581

JOINT – STOCK COMPANY
"GUM TRADING HOUSE"

109012, Moscow, Red Square,3
tel. 921-5763, fax 975-2581

ИСХ № 1007
09 ИЮЛ 2004
ОАО"ТД ГУМ"

Акционеру ОАО «Торговый Дом ГУМ»

Сообщаем Вам, что 22 июня 2004 года было проведено заседание Совета директоров ОАО «Торговый Дом ГУМ» в форме заочного голосования на котором решался вопрос **об определении цены приобретения акций ОАО «Торговый Дом ГУМ», формы и срока оплаты, срока, в течение которого осуществляется приобретение акций, а также порядок подачи заявок на продажу акций.** Решением Совета директоров ОАО «Торговый Дом ГУМ» было решено следующее:

определить:
- количество – не более 6000000 штук;
- категория (тип) – обыкновенные именные бездокументарные акции 4-го выпуска;
- цена приобретения акций ОАО «Торговый Дом ГУМ» - 49 рублей 16 копеек за 1 акцию;
- форма оплаты приобретаемых акций – оплата в рублях РФ на расчетный (лицевой) счет продавца;
- срок оплаты приобретаемых акций – в течение 12 месяцев с даты перехода права собственности на акции к ОАО «ТД ГУМ» на основании заключенного договора купли-продажи акций. Договор заключается не позднее 30 календарных дней с даты окончания приема заявок. Договор купли-продажи акций со стороны покупателя подписывает по поручению ОАО «ТД ГУМ» ЗАО «Инвестиционная компания Деловые услуги»: 109012, г. Москва, Красная площадь, дом 3, 1-ая линия, антресоль между вторым и третьим этажом, с 1 августа 2004 г. по 1 сентября 2004 г. каждый день кроме выходных с 10-00 до 17-00, обед с 13-00 до 14-00. В случае, если общее количество акций, в отношении которых поступили заявления об их продаже, превышает 6000000 штук обыкновенных бездокументарных акций ОАО «ТД ГУМ», акции приобретаются у акционеров пропорционально заявленным требованиям;
- срок, в течение которого осуществляется прием заявок (приобретение акций) – 1 месяц (с 1 августа 2004 года по 1 сентября 2004 года включительно);
- порядок подачи заявок на продажу акций – заявки подаются в письменной форме в 2х экземплярах с подтверждением прав на акции (выписка из реестра акционеров на дату подачи заявки) за личной подписью или по доверенности при наличии паспорта или документов, его заменяющих, для физических лиц и документов, подтверждающих полномочия лица подписывающего документы, от имени юридического лица;
- место и время подачи заявок: 109012, г. Москва, Красная площадь, дом 3, 1-ая линия, антресоль между вторым и третьим этажом, ЗАО «Регистроникс», с 1 августа 2004 г. по 1 сентября 2004 г. каждый день кроме выходных с 10-00 до 17-00 обед с 13-00 до 14-00;
- решение о приобретении акций должно быть доведено до акционеров ОАО «ТД ГУМ» путем рассылки заказных писем до 30 июня 2004 года. Решение рассылается акционерам, включенным в список владельцев акций, составленным по состоянию на 22 июня 2004 года.

Совет директоров
ОАО «Торговый Дом ГУМ»

ИСХ № 1007
09 ИЮЛ 2004
ОАО"ТД ГУМ"

To the shareholder of JSC "GUM Trading House"

The GUM Board of directors' meeting in the format of absentee vote was held on June 22, 2004 with the agenda:
The acquisition cost definition of the company shares, terms of payment, dates for share acquisition procedure, and the order of filing applications for share selling".

The resolution of the Board of directors has specified as follows:

-quantity – not exceeding 6000000 shares
-category of shares: common nominal uncertified shares of the 4th issue;
-acquisition cost: 49 rubles 16 kopecks per share;
-terms of payment: bank transfer in RF rubles to the seller's account;
- dates of payment: within 12 months after surrender of ownership to JSC "GUM Trading House" based upon the concluded sale-purchase agreement. The agreement is made in 30 days at the latest before the deadline for reception of applications. On behalf of the buyer on the GUM errand the sale-purchase agreement is signed by ZAO "Investment Company Delovye Uslugi"(109012 Moscow, Red Square, 3 line 1, entresol above the 2-nd floor) from August 1 till September 1 2004 Monday through Friday from 10-00 till 17-00, break 13-14.
In the event the total number of the shares covering the received applications has exceeded 6000000 common uncertified shares of JSC "GUM Trading House", shares must be acquired from shareholders in proportion to the number applied for.
-dates for reception of applications (shares' acquisition): 1 month
(from August 1 till September 1, 2004);
- order for applications: applications are made in two copies in writing on justifying shares' ownership (statement from shareholders register made on the date of application supply), signed by shareholder or by proxy with presentation of a passport or other ID paper - for persons, and a power of attorney - for legal entities.
- place and dates for delivering applications:
109012 Moscow, Red Square 3, line 1,
entresol above the 2-nd floor, ZAO "Registronics",
August 1 – September 1, 2004
Monday through Friday, 10.00-17.00, break 13-14;
-the shareholders of JSC "GUM Trading House" must be informed of the acquisition decision by mailing of registered letters before June 30, 2004. The circulation of the decision is made in accordance with the shareholders' record as of June 22, 2004.

Board of directors
JSC "GUM Trading House"